UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. ___)*

				     Liveperson, Inc.
      ______________________________________________________
                        (Name of Issuer)

			Common Stock, No Par Value
      ______________________________________________________
                 (Title of Class of Securities)

					   538146101
               ____________________________________
                         (CUSIP Number)
	Austin W. Marxe, 153 East 53rd Street, New York, NY 10022
				(212) 207-6500
      ______________________________________________________
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

			     August 13, 2002
	_________________________________________________________
	(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box _X__.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








					SCHEDULE 13D

CUSIP No. 538146101		                    Page 2 of 5 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Technology Fund, L.P.
     F13-3937585
	SST Advisers, L.L.C. F13-3937583
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
 ________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO 2(d)
OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
     7,839,554
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	 23%
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------











				SCHEDULE 13D
CUSIP No.538146101                           Page 3 of 5 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
	David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO 2(d)
OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER        7,839,554
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER    7,839,554
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
7,839,554
-----------------------------------------------------------------(12) CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23%
---------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------











							Page 4 of 5 Pages

Item 1.	Security and Issuer.  This Schedule relates to the common stock of Liveperson Inc. (the "Issuer"). The Issuer's principal executive offices are located at 462 Seventh Avenue, 21st Floor, New York NY, 10018

Item 2.	Identity and Background.  This Schedule is filed on behalf of (i)
Special Situations Technology Fund, L.P., a Delaware limited partnership ("SST"); (ii) SST Advisers L.L.C., a Delaware limited liability company ("SSTA"); (iii) Austin W. Marxe and (iv) David
Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

The principal office and business address of the Reporting Persons is 153 East 53rd Street, 55th floor, New York, NY 10022. The principal business of SST is to invest in equity and equity related securities. The principal business of SSTA is to act as the general partner and investment adviser to SST. The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Adviser.
Neither the Fund, the Adviser, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The Fund utilized available cash assets to purchase the Securities.

Item 4. 	Purpose of the Transaction.  The Reporting Persons have acquired and are holding the Securities solely for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer. The Fund acquired the Securities in the ordinary course of business and is holding such Securities for the benefit of its third party investors.

Item 5.	Interest in Securities of the Issuer.  See pps. 2-3 of this
Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

During the month of August 2002 SST acquired 1,079,400 common shares and disposed of 10,000 common shares in open market transactions.

		No other trades occurred within the last 60 days.




						Page 5 of 5 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer. See Item 2 and Item 4 of this Schedule. Based on such Items. Messrs. Marxe and Greenhouse maintain sole voting power and sole dispositive power with respect to the Securities.


Item 7.	Material to be Filed as Exhibits.
		None



	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 23, 2002
	         		Special Situations Technology Fund, L.P.
			by: Austin Marxe, Managing Director



				/s/ Austin W. Marxe
				_____________________________
	         		Special Situations Technology Fund, L.P.
		by: Austin Marxe, Managing Director


				/s/ Austin W. Marxe
				_____________________________
	         		SST Advisers, LLC
			by: Austin Marxe, President and CEO



				/s/ Austin W. Marxe
				_____________________________
	         		Austin W. Marxe



				/s/ David Greenhouse
				_____________________________
	         		David Greenhouse